EXHIBIT (a)(1)(x)

July 19, 2002

Dear Netro Partner,

As you can see from the accompanying news release, Netro’s Board of Directors has approved a tender offer to repurchase approximately 38% of its shares.

I am writing this letter to you to reassure you that the tender offer in no way diminishes our commitment to the Broadband Fixed Wireless market. Following the tender offer, Netro will still have quite substantial cash resources. With these resources, Netro is confident that it can continue to deliver on its plan to be the leader in fixed wireless, and it has ample cash reserves and the right team and products in place to do so.

Before our Board approved the stock repurchase, it carefully reviewed the cash needs to ensure customer satisfaction and financial stability. Netro remains committed to its current product development program. Shlomo Yariv, our Chief Operating Officer, is available to you at any time to discuss our product future and roadmap. You can also address any questions you may have regarding our supplier and contract manufacturing relationships to Shlomo. We are committed to preserving good and mutually beneficial relationships with all our suppliers and contract manufacturers, just as we have done before.

I want to emphasize that Netro will continue to have very significant cash resources following this proposed offer and we plan to deploy these funds to achieve our product and operating objectives. If you would like to spend time understanding our financial situation, or would like more information regarding the tender offer, please do not hesitate to contact Sanjay Khare, our CFO.

Finally, in light of the negative attacks that the company has experienced over the past few months, I want to take this opportunity to express my personal appreciation to so many of you who have supported us during this difficult time. We at Netro are committed to justifying your trust and confidence in us.

Let me once again underscore the commitment of Netro to the fixed wireless market and to the success of our customers. The industry is facing difficult times, but as we focus on your needs, we believe that together, we will emerge from this difficult time stronger. I hope this letter answers most of your questions, however as the CEO of Netro I am always available for any additional questions you might have. Of course, Netro’s operations team – Kerri Lewis, Tony Alva and Dale Matteson — are also at your disposal.

Sincerely yours,

Gideon Ben-Efraim